EXHIBIT 14.1

CODE OF BUSINESS ETHICS & STANDARDS OF CONDUCT (C04-9)

Cooper Tire & Rubber Company and its subsidiaries which are majority owned and controlled (excluding Cooper Chengshan Passenger Tire Co. and Cooper Chengshan Tire Company) (“Company”) shall conduct its business in strict compliance with applicable laws, rules, and regulations, with honesty and integrity, and with a strong commitment to the highest standards of ethics. Employees of the Company, have a duty to conduct the Company’s business affairs within both the letter and the spirit of the law.
The following provides a brief summary of the business ethics and standards of conduct which are at the foundation of the Company’s business operations.
The Company expects its employees, at all levels, and directors to adhere to these standards.
POLICY GUIDELINES
BUSINESS CONDUCT AND COMPLIANCE WITH LAWS
The Company’s shareholders and the public have a right to expect each employee will strictly observe all laws and regulations applicable to the Company’s business and will conduct its affairs in compliance with the guidance herein. The Company will not take unfair advantage of anyone, including its competitors, by manipulation, concealment of information, the misrepresentation of material facts, the abuse of privileged information or other unfair practices.

▪	Each employee shall maintain a high level of integrity in his or her business conduct and shall encourage other employees to do likewise. Each employee shall fully obey the law and shall avoid efforts to evade the law by devious means or questionable interpretations.

▪	While there are a multitude of laws and regulations applicable to all phases of the Company’s business, all personnel shall be reasonably familiar with the rules applicable to their areas of responsibility. If any question arises concerning the applicability of a law or regulation or this policy to a contemplated action, the Company’s Law Department must be consulted before taking such action

▪	Cooper Tire & Rubber Company files reports and other documents with the SEC and the New York Stock Exchange and issues press releases and other documents concerning financial and any other information about our business. The Company strives to make full, fair, accurate, timely and understandable disclosure in our reports and in our press releases and other public communications.
COMPLIANCE WITH ANTITRUST LAWS
Generally, the antitrust laws of the United States prohibit agreements or actions “in restraint of trade” – restrictive practices which may reduce competition without providing benefits to consumers. Among those agreements and activities found to be clear violations are agreements or understandings among competitors to fix or control prices; to boycott specified suppliers or customers; to allocate products, territories, or markets; or to limit the production or sale of products or product lines. Such agreements are against public policy and against the policy of the Company. Employees must never engage in discussions of such matters with representatives of other companies. Employees shall report to the Company’s Law Department any instance in which such discussions are initiated by other companies.
U.S. antitrust laws also apply to international operations and transactions related to imports to, or exports from, the United States. Moreover, the international activities of the Company could be subject to antitrust laws of foreign nations or organizations such as the European Union.
Because of the complexity of antitrust laws, it is imperative legal advice be sought on any questions regarding this subject.
MARKETING
The Company prospers to the degree – and only to the degree – our customers are well served. Competitive appeal must be based on the quality of the Company’s products, the reliability and safety of those products, the service with which we support them, the prices which we attach to the products, and the competence and honesty of our product and sales presentations.
The Company policy is to live up to the spirit as well as the letter of those laws and regulations designed to give all customers, large and small, fair and equal treatment.
PURCHASING
The Company will purchase all of its supplies and requirements on the basis of price, quality, and service. The fact a supplier or potential supplier is also a customer of the Company shall not be considered in making purchasing decisions. In other words, reciprocity shall not be a factor in the Company’s purchasing.
All suppliers will be dealt with fairly, honestly, and openly. Suppliers will be chosen without regard to the size of their company or the nationality of their shareholders or management except insofar as specific legal requirements dictate that those factors be taken into consideration.
This policy extends to services such as banking, auditing, legal, consulting, advertising, and construction/maintenance as well as to purchasing other goods and services used by the Company.
CONTESTS
From time to time, suppliers and vendors initiate and introduce various contests in conjunction with their advertising and sales programs. In most cases, only customers and prospective customers are eligible for participation in such contests. The Company and its employees will not participate in any such contests. Company employees are to be influenced only by relevant purchasing concerns such as price, quality, and service in making their decisions.
GIFTS, MEALS AND ENTERTAINMENT
The Company policy is, except when dealing with government representatives, an employee may receive or give customary business amenities such as meals, provided they are associated with a business purpose, reasonable in cost, appropriate as to time and place and are such as not to influence or give the appearance of influencing the recipient.
Business-related gifts having more than a nominal value and excessive entertainment are inherently compromising and do not belong in business relationships. Under no circumstances may a gift of money be given or received.
The United States Government strictly prohibits the providing of any meals, gratuities or entertainment to United States Government employees. Other governments have ethic codes strictly regulating what is permitted in gifts, meals, and entertainment. Employees must not provide any meals, entertainment or other amenities to any government employee without first consulting with the Company’s Law Department.
It is recognized that, in certain countries, the refusal of gifts would give serious offense, and failure to reciprocate appropriately could be equally damaging to business relationships. Where foreign cultures compel the exchange of more expensive gifts, employees must report such gifts immediately to their supervisor and obtain prior authorization to give gifts exceeding a nominal value.
Any gift, favor or offer of entertainment which violates the Company’s policy is to be courteously declined or returned and the offeror informed of the Company’s policy.
IMPROPER PAYMENTS
The Company’s policy strictly prohibits any employee from offering or soliciting, directly or indirectly, any kind of payment or contribution which:

▪	May be viewed as a bribe, kick-back or pay-off.

▪	Violates the Code of Business Ethics & Standards of Conduct of the Company and/or generally accepted ethical standards including the ethical standards of the other party’s organization.

▪	Is for the purpose of influencing governmental entities, including their officials or employees.

▪	Violates any law.
ACCURATE BOOKS AND RECORDS
The Company maintains its books, records, accounts and financial statements in reasonable detail. Federal law, contained in the Foreign Corrupt Practices Act, requires the Company to assure its books and records accurately reflect the true nature of the transactions represented. The name of the law is very misleading. As far as it relates to books and records, it is not limited to foreign operations nor corrupt practices. Therefore, in all of our operations, it is against Company policy, and possibly illegal, for any employee to cause our books and records to be inaccurate in any way. Examples would include making the records appear as though payments were to be made to one person when, in fact, they were to be passed on to another; submitting expense accounts which do not accurately reflect the true nature of the expense; the creation of an invoice or other document reflecting an inflated price or failing to disclose a discount and the creation of any other records which do not accurately reflect the true nature of the transaction.
It is particularly important that no employee shall create, or participate in the creation of, any records which are intended to mislead anyone or to conceal anything which is improper.
Further, the Foreign Corrupt Practices Act requires the Company to maintain internal accounting controls sufficient to provide reasonable assurance, among other things, that transactions are carried out in accordance with the Company’s policies and access to the Company’s assets is permitted only in accordance with management’s authorization. No employee shall do anything to circumvent or avoid the Company’s accounting control system. The integrity and completeness of our record keeping is required by various laws, including the Sarbanes Oxley Act of 2002.
Cooper Tire & Rubber Company’s chief executive officer and chief financial officer certify on a quarterly basis the design and effectiveness of the Company’s internal controls. This certification is based upon employee compliance with Company policies and procedures, performance of various internal controls and assessments by middle and senior management of the strengths and weaknesses of the Company’s internal controls.
TRADE SECRETS AND CONFIDENTIAL INFORMATION
It is very important for all employees to safeguard the Company’s trade secrets and confidential information and to refuse any improper access to trade secrets and confidential information by any other person or company, including our competitors. The Company must always be alert to inadvertent disclosures which may arise in either social conversations or in normal business relations with suppliers, customers and others and distance ourselves accordingly.
Confidential or proprietary information of the Company, and of other companies, includes any information which is not generally known or available and which is useful or helpful to the Company, its suppliers or its customers and/or which would be useful or helpful to competitors of the Company. Common examples include such things as financial data, sales figures for individual products or groups of products, planned new products, areas where the Company intends to expand, ways in which we manufacture our products, lists of suppliers, lists of customers, wage and salary data, capital investment plans, projected earnings, testing data, research and technical information, suppliers’ prices to us, or any plans for improving products. Such information, of course, includes any documents including drawings which may be labeled confidential or proprietary. Compliance with the Company’s Trade Secret policy is a condition of employment and applies to current and former employees.
While the Company should always be alert to competitive surroundings and obtain as much information as possible about the marketplaces in which the Company operates, we must do that only in accordance with sound legal and ethical commercial practices. The Company must never be a party to any situation in which such proprietary or confidential information has been improperly obtained from any other company. If any employee is approached with any offer of confidential information which the employee has reason to believe may have been obtained improperly, the employee must immediately discuss this matter with his or her immediate supervisor and the Company’s Law Department.
INSIDER TRADING
No employee who has material, nonpublic information relating to the Company may buy or sell securities of Cooper Tire & Rubber Company, directly or indirectly, or engage in any other action to take personal advantage of that information, or pass it on to others as “tips” or otherwise. This also applies to information relating to any other company, including customers or suppliers, obtained in the course of employment. The Company has implemented trading restrictions to reduce the risk, or appearance, of insider trading. Company employees, officers and directors are directed to the Company’s Law Department if they have questions regarding trading in company securities. The Company will deal with insider trading decisively.
ENVIRONMENT
The Company policy is to preserve natural resources to the maximum extent reasonably possible. The Company will also conduct its business operations in such a way as to avoid or minimize adverse impact on the environment. The Company will strive to comply with environmental laws and regulations. Specifically, this includes providing truthful and accurate information to government permitting authorities in connection with applications for environmental permits or in any government report.
GOVERNMENT INVESTIGATIONS
Appropriate handling of government investigations is very important for the Company, for management, and for all employees. Many laws regulating the conduct of the Company’s business, including antitrust, securities, safety and health, environmental, government procurement, tax and financial laws, contain not only civil, but criminal penalties. The criminal penalties may attach not only to the Company but to those individuals who actually took the actions which violate the law or failed to take actions which resulted in a violation of the law.
The Company policy is to fully cooperate with any appropriate governmental investigation. A condition of such cooperation, however, is the Company be adequately represented in such investigations by its own legal counsel. Accordingly, any time anyone in the Company obtains any knowledge which would lead one to reasonably believe a government investigation or inquiry is underway, this information must be communicated immediately to the Company’s Law Department. However, those dealings with the government, such as routine audits and routine safety and health and environmental inspections, need not be so communicated.
CONTRACTS
The Company policy is to have substantial commercial transactions evidenced by full and complete written agreements. Oral contracts and “handshake deals” are discouraged. The Company has a number of standard form agreements which can be accessed as needed. The Law Department can advise as to the use and appropriateness of these agreements.

THE USE OF COMPANY SOFTWARE
The Company policy is to respect copyright, patent and/or trademark laws and observe the terms and conditions of any software license agreements to which the Company has agreed.
POLITICAL CONTRIBUTIONS
The federal election laws of the United States expressly prohibit corporations from making contributions in connection with any election for federal office (except for contributions made by a political action committee). Accordingly, no employee at any time may make a contribution for or on behalf of the Company in connection with any such election. Should you have any question concerning the limitations on corporate activity under the federal election laws, you should consult with the Company’s Law Department.
State and local election laws vary from state to state. No employee at any time may make a contribution for or on behalf of the Company in connection with any election for state or local office without the prior authorization of the Company’s Executive Committee and the approval of the Company’s Law Department. The same prior authorization shall be required for any foreign political contribution. It is noted that participation in political campaigns during paid working hours or using Company facilities for political activities may be considered a Company political contribution. Both in the USA and in foreign countries this type of activity must be approved in advance by the Company’s Political Action Committee and/or Law Department.
USE OF COMPANY PROPERTY OR SERVICES
The Company’s employees protect the Company’s property. No employee may use any Company property or services for the employee’s personal benefit or the personal benefit of anyone else. The Company realizes that sometimes the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities. The only prudent course of conduct is to make sure any use of Company property or services which may not be solely for the benefit of the Company is approved beforehand by your immediate supervisor. Modest use of Company phones, email or computer equipment for personal reasons is allowed and the use of automobiles that are provided by the Company to certain employees is governed by applicable Company policies.
CONFLICTS OF INTEREST
An employee’s private interests shall not interfere, or appear to interfere, with the Company’s interests. The employees and their own families shall not receive any improper personal benefits, including loans. Each employee shall promptly report actual or apparent conflicts of interest to the appropriate persons.
It is very important to avoid any actual or even any apparent conflict of interest. Any time any such conflict appears, or an employee has reason to believe a conflict might develop, the employee is required to discuss the matter with his or her immediate supervisor and, then, with the Company’s Law Department, if necessary.
Anything which presents a conflict for the employee would probably also present a conflict if it is related to a member of the employee’s family or a close relative. For example, receipt of gifts by members of the employee’s immediate family would create the same conflict of interest as if the gifts were received by the employee. In marginal situations, employees are asked to discuss the situation with their supervisors.
Each employee owes a duty to the Company to advance its interests. No employee shall take personal advantage of opportunities that are discovered through the use of Company property, information or position. No employee shall compete with the Company or use Company property, information or position for personal gain.
EMPLOYEE RELATIONS
The Company policy is to operate under sound and legal personnel policies. The Company’s objective is to be equitable and fair in the treatment of all employees. The Company is committed to equal treatment of all employees and prospective employees. Where law requires affirmative action programs the Company will strive to comply with the provisions of these laws. The Company will recruit, select, train, promote, compensate, transfer, discipline and release employees, and take any and all other personnel actions without regard to race, color, religion, national origin, age or sex.
SEXUAL AND OTHER HARASSMENT
The Company policy is to maintain a work environment free of all forms of harassment and to insist all employees be treated with dignity, respect, and courtesy. Any comments or conduct relating to disability, race, color, religion, sex, sexual orientation, age, or national origin which fail to respect the dignity of an employee are unacceptable.
DRUGS AND ALCOHOL
Company policy precludes the use or possession of any unauthorized drugs or any alcohol on Company property. Employees are also prohibited from being on Company property under the influence of either alcohol or unauthorized drugs.
MEDIA RELATIONS
The Company values its relationships with those in the media and will endeavor to provide full and prompt disclosure of all material developments or events. All requests from media representatives for information, not generally available to the public, and the response must be cleared or handled by an authorized corporate officer.
In the event the media inquiry relates to a pending or threatened legal matter, media communications shall also be coordinated with the Company’s Law Department.
SHAREHOLDER RELATIONS
The Company values its relationships with all of its shareholders. Any communication from any shareholder requesting information relating to the Company shall be forwarded to the Office of Investor Relations of Cooper Tire & Rubber Company for further handling.

INTERNATIONAL BUSINESS
The Company policy is to observe the highest ethical standards in its business transactions – including those involving foreign countries. The Company shall do nothing in connection with any international transaction and take no action in any foreign country which would be illegal or improper in the United States or under the laws of such foreign country. All employees shall observe applicable foreign laws to which they or the Company may be subject. This includes foreign tax or exchange control laws or regulations. No action shall be taken which is intended to improperly circumvent the application of such laws. In addition, international business is subject to:
1.  Foreign Corrupt Practices Act
The Foreign Corrupt Practices Act:
a.	Prohibits the Company from paying money or anything of value directly or indirectly to a foreign government official or political party for the purpose of obtaining or retaining business. Special care must be taken in any international transaction to insure agents and distributors are selected solely for their commercial capacity to represent the Company and its products and all payments are reasonable in light of the services to be rendered. Commissions and other payments must be made by bank transfer or check at an agent or distributor’s principal place of business.

b.	Requires the Company to accurately record all international transactions in accordance with the procedures set forth above under “Accurate Books and Records.”
2.  Trade Sanctions, Embargoes and Anti-boycott Laws
Countries impose from time to time trade sanctions or embargoes against other countries or groups of persons. The scope of these measures may vary widely and it is important to seek guidance in respect of these measures.
There are a number of countries and organizations imposing international boycotts of some kind. Any employee involved in selling the Company’s products internationally must be familiar with the United States anti-boycott laws and strive to observe all of their requirements. Other countries have anti-boycott laws. It is important to seek guidance concerning transactions affected by these laws.
3.  Export Controls
The Company shall comply with laws and regulations of the United States or foreign nations that apply to the export by the Company of products from the United States or the re-export of products from a foreign country. Export control regulations are, however, quite complex, and those employees involved in any export transaction must satisfy themselves that:
a.	They are complying with any regulation, export license or other provision which covers the export they want to make. This includes exports of technology, as well as exports of goods or services.

b.	Any information given relating to the export must be truthful and accurate.

Any employee involved in exporting the Company’s products must be familiar with U.S. export laws and regulations and observe all of their requirements, as well as those of any involved foreign country.
4.  Imports
All goods imported into the United States must pass through customs and, except in some limited cases where there are exemptions, a duty must be paid. The amount of duty is based upon the classification of the goods and the value of the goods. The Company policy is to be accurate and truthful as to both. All information which anyone in the Company may furnish to any Customs official or to any agent which the Company may have hired to facilitate our imports must be accurate and truthful. Other countries have specific legal requirements concerning the import of goods and services and these requirements must be satisfied. It is important to seek guidance concerning these transactions.
CONSULTANTS
It is the responsibility of any Company employee retaining a consultant for any purpose to make sure such consultant is aware of the Company’s Code of Business Ethics & Standards Of Conduct and he or she is required to abide by all of its provisions.
ADMINISTRATION AND ENFORCEMENT
Interpretation – Except as otherwise provided herein, the Cooper Tire & Rubber Company’s General Counsel is responsible for interpreting and applying these policies to specific situations in which questions may arise. Cooper Tire & Rubber Company’s General Counsel will also maintain a record of interpretations issued under these policies so such interpretations can be consistent throughout the Company. Any questions relating to how these policies shall be interpreted or applied shall be addressed in writing to Cooper Tire & Rubber Company’s General Counsel and marked thereon “PRIVILEGED AND CONFIDENTIAL ATTORNEY/CLIENT COMMUNICATION”. Any such requests shall be held in confidence by Cooper Tire & Rubber Company’s General Counsel as to their source and only the interpretation disclosed as provided below.
Reporting Violations of the Code
Employees have a duty to promptly report any violation of this Code, including any violation of laws, rules, regulations or policies that apply to the Company, to Cooper Tire & Rubber Company’s General Counsel. If an employee reports a violation of this Code by others, the report will not be considered an act of disloyalty, but an action to safeguard the Company’s reputation and integrity.
If any employee violates the law or this Code, the employee will be subject to appropriate discipline, including potential termination of employment for cause. If an employee fails to report violations by another employee, that employee also may be subject to appropriate discipline. Furthermore, the employee may expose himself or herself to substantial civil damages, criminal fines and prison terms, and the Company may face substantial fines and penalties, as well as damage to the Company’s reputation and standing in the community.

In short, your conduct as an employee of the Company, if it does not comply with the law or with this Code, can result in serious consequences for both you and the Company.
Violation of the Policies – Any employee violating any of these policies shall be subject to discipline. In some cases, that will include discharge. In other cases, the Company may have a legal obligation to call violations of these policies to the attention of appropriate enforcement authorities as a violation of these policies may also be a violation of law.
Audits – Compliance with these policies will be monitored by audits. All Company employees are required to cooperate fully with any such audits and to provide truthful and accurate information.
Requests for Exception – While some of the Company policies must be strictly adhered to and no exceptions can be allowed, particularly where compliance with applicable law is involved, in other cases, where only the Company’s interest is involved, exceptions may be possible. For example, upon full disclosure of the facts, the Company may permit an employee to engage in a transaction which might otherwise involve a conflict of interest. Any employee who believes an exception to any of these policies is appropriate in his or her case shall contact his or her immediate supervisor first. If the immediate supervisor agrees an exception is appropriate, the approval of the Nominating & Governance Committee of the Board of Directors of Cooper Tire & Rubber Company shall then be obtained. The Nominating & Governance Committee meeting minutes will reflect all requests for exceptions to any of these policies and the disposition of such requests.
Waivers
Only the Board of Directors of Cooper Tire & Rubber Company may waive a provision of this Code of Business Ethics & Standards of Conduct in respect of our Executive Officers or Directors. Any such waiver must be promptly disclosed to the stockholders of Cooper Tire & Rubber Company. Waivers for the Board of Directors of Cooper Tire & Rubber Company and for its Executive Officers may only be made prospectively.
All waivers of this Code of Business Conduct and Ethics for the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing such functions, of Cooper Tire & Rubber Company or an amendment to this Code of Business Ethics & Standards of Conduct that applies to one of these officers or persons, must be disclosed in a timely manner either on Form 8 K or on Cooper Tire & Rubber Company’s website.
Application – This policy applies to all Company operations worldwide and will be translated into languages necessary to fully communicate it to all Company employees.
Distribution and Acknowledgement – Every employee of the Company shall be given a copy of this Code of Business Ethics & Standards of Conduct policy statement. Every salaried employee shall sign a statement acknowledging receipt of it. Every new employee will be given a copy of this Code of Business Ethics & Standards of Conduct. Every new salaried employee will acknowledge receipt of it within one week of commencement of work.

Changes, Amendments, Additions or Interpretations – In the event of any changes, amendments or additions to this policy, such changes, amendments or additions will be provided to all salaried employees in the most expeditious way possible. If there are interpretations of any policy of broad application, they will also be appropriately distributed.
Non-exclusivity – No representation is expressed or implied that the policies stated herein are (i) all the relevant policies or (ii) a comprehensive, full or complete explanation of the laws which are applicable to the Company and its employees. All Company employees have a continuing obligation to familiarize and update themselves with respect to applicable laws, regulations and Company policies.
Non-Retaliation
Employees can rest assured that they can freely report concerns about legal or ethical violations without fear of retaliation or favor, and that their concerns will be objectively investigated and appropriate remedial action taken. To encourage reports of illegal or unethical behavior (including violations of this Code of Conduct), the Company will keep all such reports confidential to the extent possible consistent with law and the Company’s need to investigate the employee’s concern. The Company will not allow retaliation for such reports given in good faith. The Company has made a hotline available for the purpose of reporting concerns about legal or ethical violations.
Conclusion
The Company’s good name and reputation depend, to a very large extent, upon your taking personal responsibility for maintaining and adhering to the policies and guidelines set forth in this Code. Your business conduct on behalf of the Company must be guided by the policies and guidelines set forth in this Code. Our Code of Business Ethics & Standards of Conduct helps us recognize and deal with ethical issues and provides guidelines for reporting unethical conduct. Our Code of Business Ethics & Standards of Conduct also fosters a culture of honesty and accountability.
The Company takes violations of our Code of Business Ethics & Standards of Conduct very seriously. The Company will take prompt and consistent action against violations, and violations may result in disciplinary action, including dismissal.
The responsibility for meeting our legal and ethical obligations cannot be fully defined or ensured by any set of written rules, however extensive they may be. Because no set of rules or guidelines can cover all of the Company’s legal and ethical obligations, our confidence must rest ultimately, as it always has, upon the honesty, integrity and good sense of each of us.
Consistent with New York Stock Exchange listing requirements, this Code will be included on Cooper Tire & Rubber Company’s website and will be made available upon request sent to the Cooper Tire & Rubber Company’s Corporate Secretary. Cooper Tire & Rubber Company’s annual report on Form 10-K will state that this Code is available on the Cooper Tire & Rubber Company’s website and will be made available upon request sent to Cooper Tire & Rubber Company’s Corporate Secretary.